Exhibit 12.6
Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:

Income before income taxes	$111,965	$137,890	$115,764	$76,936	$80,319
Adjust for distributed income of equity investees	(5,553)	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Supplemental fixed charges, as below	70,024	62,463	59,351	57,047	61,849
Total earnings, as defined	$176,436	$191,006	$164,745	$135,973	$140,032

Fixed charges, as defined:

Interest charges[1]	$67,386	$59,955	$56,866	$54,297	$59,363
Rental interest factor	886	732	873	1,233	941
Total fixed charges	$68,272	$60,687	$57,739	$55,530	$60,304

Supplemental increment to fixed charges[2]	1,752	1,776	1,612	1,517	1,545

Total supplemental fixed charges	$70,024	$62,463	$59,351	$57,047	$61,849

Supplemental ratio of earnings to fixed charges	2.52 x	3.06 x	2.78 x	2.38 x	2.26 x

1 FIN 48 interest is not included in interest charges.

[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.